Linx S.A.

Avenida Doutora Ruth Cardoso, 7,221

São Paulo - SP, 05425-902, Brazil

June 21, 2019

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:          Request for Acceleration of Effectiveness

Linx S.A. (CIK No. 0001770883)

Registration Statement on Form F-1 (File No. 333-231796)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Linx. S.A. (the “Company”) hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 2:00 p.m. Eastern Daylight Time on June 25, 2019 or as soon thereafter as is practicable. In connection with the Registration Statement, Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, on behalf of the underwriters of the offering, join in this request for acceleration by separate letter.

Once the Registration Statement has been declared effective, please orally confirm that event with John Guzman at +55 (11) 3147 5607 of White & Case LLP, counsel to the Company.

[Remainder of Page Intentionally Blank]

Sincerely,

LINX S.A.

By:	/s/Alberto Menache
Name:	Alberto Menache
Title:	Chief Executive Officer

[Signature Page to Company Acceleration Request]